March 2, 2018
Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Walt Disney Company Form 10-K for the fiscal year ended September 30, 2017 Filed November 22, 2017 File No. 001-11605
Dear Ms. Raminpour:

We have the following response to your comment letter dated February 16, 2018 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017.  For your convenience, we have repeated the comment from your letter in bold print.

1.	Form 10-K for the fiscal year ended September 30, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results - 2017 vs. 2016, page 29
1. We note that you disclose Segment operating income, a non-GAAP measure, and on page 30, you reconcile the measure to Income before income taxes. Please revise your reconciliation to present the GAAP measure before the non-GAAP measure to avoid undue prominence. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Your disclosure in 10-Qs, earnings releases furnished on Form 8-K as well as Appendix A in your annual proxy statement should be similarly revised.

The Company will revise the reconciliation in future filings of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q and Form 10-K, earnings releases furnished on Form 8-K, as well as Appendix A on our annual proxy statement.  Below is an example of the proposed revision to the reconciliation in our future filings based on the September 30, 2017 Form 10-K.

				% Change Better/(Worse)
(in millions)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Income before income taxes	$13,788	$14,868	$13,868	7%	(7)%
Add/(subtract)
Corporate and unallocated shared expenses	582	640	643	9%	—%
Restructuring and impairment charges	98	156	53	37%	(>100%)
Other income, net	(78)	—	—	nm	nm
Interest expense, net	385	260	117	(48)%	(>100%)
Vice Gain	—	(332)	—	—%	nm
Infinity Charge	—	129	—	—%	nm
Segment Operating Income	$14,775	$15,721	$14,681	6%	(7)%

Please do not hesitate to call me at (818) 560-4300 or Brent A. Woodford, Executive Vice President, Controllership, Financial Planning & Tax, at (818) 560-5054 should you wish to discuss this letter.

Sincerely,

/s/ Christine M. McCarthy
Christine M. McCarthy Senior Executive Vice President and Chief Financial Officer

cc:	Robert A. Iger, Chairman and Chief Executive Officer
Brent A. Woodford, Executive Vice President, Controllership, Financial Planning & Tax

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